Exhibit 2.1

KNOXVILLE TERMINALS

PURCHASE AGREEMENT

BY AND BETWEEN

CUMMINS TERMINALS, INC.

AND

PBF LOGISTICS PRODUCTS TERMINALS LLC

DATED April 16, 2018

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(Continued)

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(Continued)

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(Continued)

SCHEDULES

Terminal Facilities Schedule

Equipment Schedule

Fee Owned Property Schedule

Non Fee Property Schedule

Assigned Contracts Schedule

Excluded Assets Schedule

Material Contracts Schedule

Additional Permitted Liens Schedule

Schedule 1.1 – Persons with Knowledge

Schedule 2.2(c) – Purchase Price Allocation

Schedule 3.3 – Seller’s Consents

Schedule 3.5 – Real Property Encumbrances

Schedule 3.6(a) – Violations and Notices of Non Compliance

Schedule 3.6(b)(1) – Compliance with Laws

Schedule 3.6(b)(2) – Material Permits

Schedule 3.6(b)(3) – Transferrable Material Permits

Schedule 3.7 – Litigation; Corrective Orders

Schedule 3.11(a) – Employee Schedule

Schedule 3.11(e) – Employment Contracts

Schedule 3.11(f) – Employee Benefit Plans

Schedule 3.16 – Environmental Laws

Schedule 4.3 – Buyer’s Consents

Schedule 5.3(e)(iii) – Proration (of Revenue and Expense Items)

Schedule 5.3(j) – Hydrocarbon Inventory Methodology

EXHIBITS

Exhibit A – Form of Bill of Sale

Exhibit B – Form of Fee Property Deed

Exhibit C – Form of Non Fee Property Assignment and Conveyance Agreement

Exhibit D – Form of Assignment and Assumption Agreement

Exhibit E – Form of Non Foreign Ownership Certificate

Exhibit F – Form of Purchased Inventories Sale Agreement

Exhibit G – Form of Custody Transfer Receipt

Exhibit H – Form of Shipping History Transfer Agreement

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PURCHASE AGREEMENT

This Purchase Agreement (this “Purchase Agreement”) is made and entered into effective as of this 16th day of April, 2018 (the “Effective Date”), by and between Cummins Terminals, Inc., a corporation organized under the laws of the State of Tennessee, having its principal office at 901 North Roan Street, Johnson City, TN 37601 (“Seller”), and PBF Logistics Products Terminals LLC, a limited liability company organized under the laws of the State of Delaware, having its office at One Sylvan Way, Parsippany, NJ 07054 (“Buyer”). Each of Seller and Buyer is referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller is the owner of certain refined products terminal facilities and related fixtures, as generally described in the Terminal Facilities Schedule attached hereto (the “Terminal Facilities”);

WHEREAS, Seller also owns certain equipment directly related to the Terminal Facilities expressly listed on the Equipment Schedule attached hereto (the “Equipment”);

WHEREAS, the Terminal Facilities and Equipment are located on parcels of land in which Seller owns an interest, in fee (collectively referred to as the “Fee Owned Property”; which Fee Owned Property is listed on the Fee Owned Property Schedule attached hereto);

WHEREAS, Seller has the right to use and occupy certain leases, easements, rights-of-way, franchises, Permits and other rights to, or interests in, real property, directly relating to the ownership, maintenance, repair and operation of the Terminal Facilities and the Equipment (with said leases, easements, rights-of-way, franchises, Permits and other rights and interests collectively referred to as the “Non-Fee Property”, a listing of such Non-Fee Property being set forth on the Non-Fee Property Schedule attached to this Purchase Agreement; the Fee Owned Property and the Non-Fee Property being collectively referred to herein as the “Real Property Interests”);

WHEREAS, Seller desires to sell and assign to Buyer, and Buyer desires to purchase and accept from Seller, all of the Purchased Assets (as defined below), on the terms and conditions of this Purchase Agreement; and

WHEREAS, in connection with its acquisition of the Purchased Assets, Buyer desires to assume the Assumed Liabilities (as defined below), on the terms and conditions of this Purchase Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants, conditions and agreements set forth herein, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions.

(a) As used herein the following terms shall have the meanings defined below:

“Additive Inventory” shall have the meaning set forth in Section 5.3(j).

“Affiliate” shall mean, when used with respect to a Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the specified Person. For purposes of this definition, “control” shall mean ownership of more than fifty percent (50%) of either the outstanding voting stock of the controlled entity, as to corporations, or other ownership interests which carry with them the right to direct the policies and management of the subject entity, as to non-corporate entities.

“Ancillary Agreements” shall mean the Bill of Sale, the Deeds, the Non-Fee Assignment and Conveyance Agreements, the Assignment and Assumption Agreement and the Purchased Inventories Sale Agreement.

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any foreign, federal, state, provincial and local: (a) constitution, treaty, law, statute, regulation, code, ordinance, principle of common law, rule, municipal by-law, order or other requirement having the force of law; (b) policy, practice, procedure, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law, or which is capable of having the force of law by further action of a Government Authority (collectively, the “Law”) relating or applicable to such Person, property, Transaction, event or other matter and also includes, where appropriate, any interpretation of the Law (or any part thereof) by any Person having jurisdiction over it, or charged with its administration or interpretation.

“Assigned Contracts” shall mean those Contracts that are listed on the Assigned Contracts Schedule attached hereto, as the same have been amended, modified and supplemented prior to the Closing, in each case to the extent assignable and actually assigned pursuant to the terms thereof.

“Assignment and Assumption Agreement” shall mean the assignment and assumption agreement to be entered into as of the Closing Date, substantially in the form of Exhibit D attached hereto.

“Assumed Liabilities” shall mean all Liabilities (i) incurred or accruing under the Assumed Contracts or the Non-Fee Properties with respect to periods commencing on and after the Closing Date, (ii) accruing, arising out of or related to the ownership, possession, use or operation of the Purchased Assets on and after the Closing Date and (iii) arising under Article V, Article IX or Article X of this Purchase Agreement; provided that the Assumed Liabilities shall not include (i) the Excluded Liabilities (which are retained by Seller) and (ii) any obligations or liabilities of Seller arising under this Purchase Agreement, including but not limited to Section 9.1(a).

“Back-to-Back Agreement” shall have the meaning set forth in Section 5.3(l).

“Bill of Sale” means the bill of sale to be entered into as of the Closing Date, substantially in the form of Exhibit A attached hereto.

“Books and Records” shall mean originals or copies in Seller’s possession of operating data, engineering, property, property tax, environmental, contract and land books and records in their present form and reasonably necessary for operation of the Purchased Assets by Seller in the Ordinary Course of Business or compliance with Applicable Laws in connection with the operation of the Purchased Assets, insofar as such books and records do not constitute Excluded Assets or relate to Excluded Liabilities.

“Business Day” means any day except Saturday, Sunday or federal or state holidays on which banks located in New York, New York are authorized to be closed.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Group” shall have the meaning set forth in Section 9.1(a).

“Closing” shall have the meaning set forth in Section 8.1.

“Closing Date” shall have the meaning set forth in Section 8.1.

“Closing Date Payment” shall have the meaning set forth in Section 2.2(b).

“Code” shall have the meaning set forth in Section 11.15.

“Confidential Information” shall mean all information concerning a Party of its Affiliates, other than, in the case of Seller, information that relates exclusively to the Purchased Assets and the Assumed Liabilities, and in the case of Seller and Buyer, other than any such information that is available to the public, or hereafter becomes available to the public, other than as a result of a breach of Section 5.3(i).

“Confidentiality Agreement” shall mean the Confidentiality Agreement between PBF Logistics LP and Seller dated December 11, 2017 as referenced in Section 5.3(i).

“Contract” shall mean any agreement, contract or lease, including all amendments, modifications and supplements thereto.

“Corrective Action Orders” shall have the meaning set forth in Section 3.7.

“Current Tax Year” shall have the meaning set forth in Section 10.2.

“Custody Transfer Receipt” shall have the meaning set forth in Section 2.3(g).

“Deeds” means the special warranty deeds to be entered into as of the Closing Date, substantially in the forms attached as Exhibit B hereto.

“Designated Executive” shall have the meaning set forth in Section 11.18(b).

“Differences or Conflicts” shall have the meaning set forth in Section 9.3(b).

“Dispute” shall have the meaning set forth in Section 11.18(a).

“Easements” means the leases, easements, right of way agreements, franchise agreements, contractual land-use and water crossing license agreements and similar agreements relating to the Purchased Terminal Facilities.

“Effective Date” shall have the meaning set forth in the Preamble.

“Employees” shall have the meaning set forth in Section 3.11(a).

“Environment” shall mean any soil, land surface or subsurface strata, surface waters (including, navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), ground waters, drinking water supply, stream, sediments, ambient air (including indoor air), plant and animal life (including without any limitation any species identified as “threatened” or “endangered” or similar designation under Environmental Laws), and any other natural resource or medium related to the foregoing.

“Environmental Insurance Policy” means that certain environmental liability insurance policy with an aggregate liability coverage limit of not less than $30,000,000, (ii) with a coverage term to include not less than the ten (10) year period subsequent to the Closing Date, (iii) listing Seller and Purchaser on the policy as co-insured parties, and (iii) otherwise on terms mutually acceptable to Seller and Purchaser and attached as Schedule 7.8 hereto.

“Environmental Laws” shall mean all federal, state, local, tribal and foreign laws, statutes, regulations, ordinances and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations relating to compliance with Environmental Laws applicable to the Purchased Assets and all common law, in each case, concerning pollution or protection of the Environment, conservation of resources (including threatened or endangered species) or natural resource damages applicable to the Purchased Assets, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, distribution, labeling, testing, processing, Release, remediation, threatened Release, control, or cleanup of any Hazardous Substances, as such of the foregoing are enacted or in effect, prior to, on, or after the Closing Date. The term “Environmental Laws” includes without limitation, (i) the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended, 42 USC Sections 9601, et seq., (ii) the federal Resource Conservation and Recovery Act, as amended, 42 USC Sections 6901, et seq., (iii) the federal Hazardous Materials Transportation Law, 49 USC Sections 5101 et seq., and any regulations promulgated thereunder.

“Environmental Losses” shall mean all Losses resulting from any Liabilities or investigatory, corrective or remedial obligations required under Environmental Laws.

“Environmental Permits” shall have the meaning set forth in Section 3.16(a).

“Equipment” shall have the meaning set forth in the Recitals.

“EPT” shall mean prevailing local time in New York, New York.

“Excluded Assets” shall mean (i) all Non-Fee Property which by their express terms may not be assigned or transferred to Buyer, provided such Non-Fee Property is identified in the Excluded Assets Schedule, (ii) all books and records of Seller (A) constituting organizational documents of Seller, (B) constituting minutes, seals and equity interest records of Seller, (C) relating to income Taxes paid by Seller or any of its Affiliates, except to the extent disclosed or required to be disclosed with respect to any tax Return related in any manner to the Purchased Assets or the Assumed Liabilities and (D) that Seller is required to retain by Law (in which event, copies thereof shall be delivered to Buyer, (iii) all rights to claims, refunds or adjustments with respect to the Excluded Assets and, with respect to the Purchased Assets, which relate to any period prior to the Closing Date and with, (iv) all of Seller’s cash and cash equivalents on hand and in bank accounts, (v) all of Seller’s accounts receivable with respect to any of the Excluded Assets and, with respect to the Purchased Assets, for any period prior to the Closing Date and (vi) those assets listed on the Excluded Assets Schedule attached hereto. Notwithstanding the foregoing, to the extent in Seller’s or Seller’s Affiliates’ possession, Seller shall provide Buyer with all books and records required, to Seller’s Knowledge, to be maintained by Buyer under Applicable Law with respect to the ownership, use or operation of the Purchased Assets; provided that with respect to confidential or attorney-client privileged documents, Buyer agrees to enter into a confidentiality agreement or joint defense agreement mutually acceptable to the Parties.

“Excluded Employees” shall have the meaning set forth in Section 3.11(a).

“Excluded Liabilities” shall mean all Liabilities (i) of Seller or Seller’s Affiliates, incurred or accruing under the Assumed Contracts with respect to any period prior to the Closing Date, (ii) arising out of or relating to or associated with the Excluded Assets, (iii) arising out of, accruing, incident, relating to, or in connection with Seller or Seller’s Affiliates’ failure to pay Taxes attributable or allocable to the Purchased Assets (excluding any sales or transfer Taxes to the extent arising from the sale and purchase of the Purchased Assets allocable to Buyer under Section 10.1) attributable to or accruing during periods prior to the Closing Date, (iv) arising out of, accruing, relating to, or in connection with the employment or services of any employee (including, for the avoidance of doubt, any Excluded Employee) of, or service provider to, Seller or Seller’s Affiliates, or the termination of such employment or services, including any compensation, bonuses, incentives, benefits, vacation or severance payable with respect to such employment or services and (v) accruing, arising out of or related to the ownership, possession, use or operation of the Purchased Assets or a Release before the Closing Date, including, without limitation, Environmental Losses.

“Fee Owned Property” shall have the meaning set forth in the Recitals.

“Fundamental Representations” means (i) in the case of Seller, the representations and warranties contained in Sections 3.1 (Valid Organization), 3.2 (Authorization), 3.4 (No Violation) and 3.10 (No Broker) and (ii) in the case of Buyer, the representations and warranties contained in Sections 4.1 (Valid Organization), 4.2 (Authorization), 4.4(a) (No Violation) and 4.6 (No Broker).

“Governmental Authority” shall mean any federal, state, local, foreign, tribal or other governmental or administrative authority, agency, court or tribunal having jurisdiction.

“Hazardous Substances” means and includes each substance, waste or material regulated, defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law, including any petroleum, petroleum by-products, natural gas or natural gas liquids Released into the Environment, asbestos or asbestos-containing material, urea formaldehyde insulation, hydrogen sulfide or polychlorinated biphenyls and any other substance, waste or material for which liability is imposed or for which standards of care exist under any Environmental Law.

“Hydrocarbon Inventory” shall have the meaning set forth in Section 5.3(j).

“Hydrocarbon Inventory Methodology” shall mean the Hydrocarbon Inventory determination procedures and processes set forth in Section 5.3(j) and Schedule 5.3(j).

“Indemnified Party” shall have the meaning set forth in Section 9.3(a).

“Indemnifying Party” shall have the meaning set forth in Section 9.3(a).

“Intellectual Property” shall mean trademarks, service names, trade names, logos, patents, utility models, supplementary protection certificates, inventions, trade secrets, know-how, designs, design rights, copyrights, database rights, domain names and URLs, all technical information, software to the extent any of the foregoing are represented, embedded or embodied within such software, and all other proprietary rights (whether or not the same are registered or capable of registration) anywhere in the world and all applications for, or for the protection of, any of the foregoing and all rights (including licenses) under or in the above.

“Knowledge” shall mean the present actual knowledge, after reasonable inquiry of responsible officers and employees of the Seller and of its Affiliates, of the individuals listed on Schedule 1.1.

“Leave” shall have the meaning set forth in Section 3.11(a).

“Legal Proceeding” means any pending or threatened litigation, action, cause of action, appeal, request for injunctive relief, application, suit, investigation, inquiry, charge, hearing, claim, complaint, deemed complaint, grievance or expropriation, or any civil, administrative, regulatory or criminal, arbitration or proceeding or other similar proceeding, before or by any court, tribunal or Governmental Authority and includes any appeal or review thereof and any application for leave for appeal or review.

“Liabilities” shall mean all liabilities, obligations, responsibilities, costs and expenses of whatever kind and nature, primary or secondary, direct or indirect, absolute or contingent, whether based in common law or statute or arising under written contract or otherwise (including

Environmental Law), known or unknown, liquidated or unliquidated, real or potential, tangible or intangible, whether or not accrued, now existing or arising at any time prior to, on or after the Closing Date, whether caused by, arising out of, incurred in connection with or relating in any way to the ownership, use construction, operation, maintenance, repair, expansion or management of the Purchased Assets as heretofore, currently or hereafter conducted.

“Losses” shall mean (a) claims, demands, complaints, actions, litigation, hearings, lawsuits, proceedings, investigations, charges, damages, fines, penalties, deficiencies, judgments, injunctions, orders, decrees, rulings, losses, liabilities, amounts paid in settlement, obligations and liens, and (b) with respect to contesting and defending any Third Party Action (but for the avoidance of doubt, not with respect to any claim asserted by one Party against the other Party), costs and reasonable expenses (including reasonable attorneys’ fees and expenses, interest, court costs and other costs of suit, litigation or other proceedings of any kind or of any claim, default or assessment).

“Material Adverse Effect” shall mean any state of facts, change, development, event, effect, condition or occurrence that, individually or in the aggregate, is materially adverse to (a) the current business, assets, properties, liabilities, results of operations or condition (financial or otherwise) of the Purchased Assets, taken as a whole, or (b) Seller’s ability to consummate the transactions contemplated by this Purchase Agreement; provided, however, that no state of facts, change, development, event, effect, condition or occurrence attributable to or resulting from any of the following shall be deemed by itself or by themselves, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (i) general economic conditions or changes therein; (ii) financial market fluctuations or conditions (including changes in interest rates); (iii) conditions affecting any or all of the international, national, regional or local oil production, transportation, distribution, refining or retail industries or systems unless solely affecting the Terminal Facilities; (iv) any changes in tax, securities or other laws; (v) acts of terrorism, war (whether or not declared) or the like; (vi) earthquakes, hurricanes, or similar catastrophes; (vii) the public disclosure of this Purchase Agreement, the transactions or the identity or involvement by Buyer or any of Buyer’s Affiliates provided that such public disclosure is permitted pursuant to the terms of this Purchase Agreement; or (viii) the failure of any Employee to accept an offer of employment with Buyer, Buyer’s Affiliate, or any party designated to operate or maintain the Terminal Facilities; provided, further, that with respect to clauses (i), (ii), (iii), (iv), (v) and (vi) of this definition, such facts, change, development, event, effect, condition or occurrence may be taken into account to the extent it or they disproportionately impact the Purchased Assets, taken as a whole, as compared to similarly situated assets or similar businesses in the Seller’s industry.

“Material Contract” shall mean any Contract listed on the Material Contracts Schedule.

“Non-Fee Assignment and Conveyance Agreements” shall have the meaning set forth in Section 2.3(c).

“Non-Fee Property” shall have the meaning set forth in the Recitals.

“Ordinary Course of Business” shall mean, with respect to the operation of the Purchased Assets, the operation thereof consistent with practices during the twelve-month period ending on the date hereof (including as such practices may have been changed, modified, supplemented or eliminated during such period) with respect to the operation thereof. For the avoidance of doubt, “Ordinary Course of Business” shall not consist of practices which are below prudent industry standards.

“Party” and “Parties” shall have the meaning set forth in the Preamble.

“Permits” shall mean all permits or licenses of Seller from any federal, state or local regulatory agencies used exclusively in the operation and ownership of the Purchased Assets, taken as a whole, as currently operated in the Ordinary Course of Business.

“Permitted Liens” shall mean (i) liens for current Taxes or assessments not yet due or delinquent on the Closing Date or, if delinquent, that are being contested in good faith in the Ordinary Course of Business, provided however, that Seller shall take such measures as may be necessary or appropriate to prevent foreclosure of such liens; (ii) materialmen’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the Ordinary Course of Business for amounts not yet delinquent, provided, however, that Seller shall be responsible for and shall promptly pay such amounts and cause such liens to be discharged on the earlier to occur of (x) the date such amounts shall become due and payable and (y) the Closing Date; (iii) leases, easements, rights of way, franchises, servitudes, covenants, conditions, restrictions, reservations, encumbrances and other rights on, over or with respect to any of the Real Property Interests which (A) are disclosed on any Schedule to this Purchase Agreement or (B) do not, individually or in the aggregate, materially detract from the value of the Purchased Assets or materially interfere with the use or operations in the Ordinary Course of Business of the Purchased Assets; (iv) any federal, state, local and tribal statutes, rules, regulations, ordinances or other laws and all licenses, permits, special permits, variances and similar instruments, relating to zoning, building, fire, health, pollution control, the Environment or land use; (v) any defects or encumbrances identified in the Title Commitments that are not objected to in the Title Objection Notice and (vi) such items as are set forth on the Additional Permitted Liens Schedule.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, undivided joint interest operation or Governmental Authority.

“Plan” and “Plans” shall have the meaning set forth in Section 3.11(f).

“Purchase Agreement” shall mean this Purchase Agreement, including the Exhibits and Schedules attached hereto, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

“Purchase Price” shall have the meaning set forth in Section 2.2(a).

“Purchased Assets” shall mean, collectively, the Purchased Terminal Facilities, together with the Assigned Contracts, and the Books and Records, excluding the Excluded Assets.

“Purchased Inventories” shall mean all Additive Inventory owned by Seller immediately prior to the Closing Date and located in Purchased Terminal Facilities, as set forth on Exhibit F.

“Purchased Inventories Sale Agreement” shall have the meaning set forth in Section 2.3(f).

“Purchased Terminal Facilities” shall mean, collectively, the Terminal Facilities, together with the Equipment and Real Property Interests related to such Terminal Facilities as set forth on the Schedules attached hereto, and any other Equipment or assets located on, or used in the operation of, the Terminal Facilities, which are not Excluded Assets.

“Real and Personal Property Taxes” has the meaning set forth in Section 10.2.

“Real Property Interests” shall have the meaning set forth in the Recitals.

“Release” shall mean any spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, depositing, migrating, injecting, escaping, leaching, dumping, or disposing or other releasing of Hazardous Substances into the Environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Substances), or the movement of any Hazardous Substances through the air, soil, surface water or groundwater, whether intentional or unintentional, in violation of any Environmental Law.

“Representative” when used with respect to a Party, means each director, officer, employee, agent, consultant, adviser and other authorized representative of such Party who is involved in the transaction.

“Restricted Employee” shall have the meaning set forth in Section 5.1(c)(i).

“Seller” shall have the meaning set forth in the Preamble.

“Seller Group” shall have the meaning set forth in Section 9.1(b).

“Shipping History Transfer Agreement” shall have the meaning set forth in Section 5.3(l).

“Solvent” shall mean, with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including subordinated and contingent liabilities, of such Person; (b) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts and liabilities, including subordinated and contingent liabilities as they become absolute and matured; (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature; and (d) such Person is not engaged in a business or transaction, and is not about to engage in a business or transaction, for which such Person’s property would constitute an unreasonably small capital.

“Taxes” shall mean all taxes, charges, fees, imposts, duties, levies, withholdings or other assessments imposed by any Governmental Authority, including environmental taxes, excise taxes, customs, duties, utility, property, income, sales, use, value added, transfer and fuel taxes, and any interest, fines, penalties or additions to tax attributable to or imposed on or with respect to any such assessment, including all applicable income, sales, use, excise, business, occupation or other tax, if any, relating in any way to this Purchase Agreement or any other service, supply or operating agreement.

“Terminal Facilities” shall have the meaning set forth in the Recitals.

“Third Party” shall mean any Person other than Seller or Buyer, and their respective Affiliates, provided that, for purposes of Section 9.3, “Third Party” shall include Buyer’s Affiliates.

“Third Party Action” shall have the meaning set forth in Section 9.3(a).

“Third Party Hydrocarbon Inventory” shall have the meaning set forth in Section 5.3(j).

“Transferrable Material Permits” shall have the meaning set forth in Section 3.6(b).

“Transferred Employees” shall have the meaning set forth in Section 5.3(d)(i).

“WARN” shall have the meaning set forth in Section 3.11(d).

(b) Other Definitional Provisions.

(i) The words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Purchase Agreement, shall refer to this Purchase Agreement as a whole and not to any particular provision of this Purchase Agreement.

(ii) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(iii) Whenever the Parties have agreed that any approval or consent shall not be “unreasonably withheld,” such phrase shall also include the Parties’ agreement that the approval or consent shall not be unreasonably delayed or conditioned.

(iv) Reference to “day” or “days” in this Purchase Agreement shall refer to calendar days unless otherwise stated.

(v) Whenever the words “include,” “includes” or “including” are used in this Purchase Agreement, they are deemed to be followed by the words “without limitation.”

(vi) Currency amounts referenced in this Purchase Agreement, unless otherwise specified, are in U.S. Dollars.

(vii) All references to Sections, Exhibits and Schedules mean those numbered sections or paragraphs in this Purchase Agreement and those Exhibits and Schedules attached hereto and made a part of this Purchase Agreement, respectively.

(viii) All references to “the date hereof” and “the date of this Purchase Agreement” are deemed to refer to the Effective Date.

ARTICLE II

PURCHASE AND SALE OF THE PURCHASED ASSETS

2.1 Purchase and Sale of the Purchased Assets. Subject to the terms and conditions of this Purchase Agreement, on the Closing Date, (a) Seller shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase, acquire, accept, assume and receive from Seller, all of Seller’s right, title and interest to the Purchased Assets, (b) Seller shall make the other conveyances, assignments, and transfers contemplated by Section 2.3, and (c) Buyer shall assume the Assumed Liabilities.

2.2 Purchase Price; Payment of Purchase Price.

(a) Purchase Price. The total purchase price to be paid by Buyer to Seller as consideration for the Purchased Assets shall be FIFTY EIGHT MILLION Dollars ($58,000,000.00) (the “Purchase Price”), and shall be payable as set forth in this Section 2.2.

(b) Closing Date Payment. On the Closing Date, Buyer shall pay to Seller, in immediately available funds by wire transfer to an account designated by Seller at least two (2) Business Days prior to Closing, an amount equal to the Purchase Price, (i) less Seller’s estimated share of any Real and Personal Property Taxes payable, in accordance with clause (i) of Section 10.2(c), (ii) plus Seller’s estimated share of any Real and Personal Property taxes paid by Seller prior to Closing, in accordance with clause (ii) of Section 10.2(c), and (iii) plus the amount then due as consideration for the Purchased Inventories in accordance with the Purchased Inventories Sale Agreement (the “Closing Date Payment”).

(c) Purchase Price Allocation. The Purchase Price and any Assumed Liabilities other than items treated as consideration for federal income Tax purposes shall be allocated as set forth in Schedule 2.2(c) or as agreed by the Parties’ mutual agreement 10 Business Days prior to Closing in the form agreed to by the Parties, which will represent a reasonable determination in good faith of the fair market value of the Purchased Assets. Buyer and Seller agree that they shall use these allocations to prepare, on a consistent basis, and file as required, Form 8594 (Asset Acquisition Statement) under Section 1060 of the Code and not to take any position inconsistent therewith upon examination of any tax return, in any refund claim, in any litigation, investigation or otherwise, unless required by Applicable Laws or pursuant to a final determination, as defined in Section 1313 of the Code, or with the consent of the other Party.

2.3 Instruments of Conveyance, Transfer, and Assumption. At the Closing, Seller and Buyer shall deliver to one another duly executed copies of the following instruments:

(a) The Bill of Sale;

(b) The Deeds;

(c) One or more agreements by and under which Seller shall assign and convey to Buyer, and Buyer shall accept and assume, all of Seller’s right, title and interest in and to the Non-Fee Property (subject to, and to the extent permitted under, the terms of the terms and conditions of the instruments granting or creating the Non-Fee Property) which agreements shall be substantially in the form attached hereto as Exhibit C, adapted as necessary to conform to local requirements, customs and practices, to render such assignment, conveyance, acceptance and assumption effective and to render such agreement recordable, but in no event shall any such agreement contain any representations, warranties or covenants relating to Seller’s title to the Non-Fee Property (the “Non-Fee Assignment and Conveyance Agreements”);

(d) The Assignment and Assumption Agreement;

(e) A properly executed statement from the Seller, dated as of the Closing Date, certifying that Seller is not a “foreign person” within the meaning of Section 1445 of the Code, substantially in the form attached hereto as Exhibit E;

(f) An agreement, substantially in the form attached hereto as Exhibit F, which sets forth the terms and conditions upon which Seller shall sell to Buyer the Purchased Inventories on the Closing Date (the “Purchased Inventories Sale Agreement”);

(g) A custody transfer receipt, substantially in the form attached hereto as Exhibit G, transferring custody, but not title, to all refined products inventories (excluding the Purchased Inventories) (the “Custody Transfer Receipt”);

(h) (i) Shipping History Transfer Agreements executed and acknowledged on behalf of the Colonial Pipeline, or (ii) if no such Shipping History Transfer Agreement is delivered with respect to either or both pipelines, Back-to-Back Agreements with respect to such pipeline(s); and

(i) Any other documents, instruments or agreements contemplated hereby or reasonably necessary or appropriate to consummate the transaction contemplated by this Purchase Agreement, and in a form reasonably acceptable to Buyer and Seller (it being understood that such instruments shall not require Buyer, Seller or any other Person to make any additional representations, warranties or covenants, express or implied, not contained in or as contemplated by this Purchase Agreement).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the exceptions, disclaimers and other matters set forth in this Purchase Agreement, any written disclosures made to Buyer prior to the Closing Date and any documents provided or made available to Buyer, and except as expressly set forth in the Schedules, Seller hereby represents and warrants to Buyer as follows:

3.1 Valid Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee, and is duly qualified or licensed to do business as a foreign entity in all States where it is necessary and required to be so qualified or licensed in order to perform the obligations and effect the transactions contemplated by this Purchase Agreement.

3.2 Authorization. Seller has all requisite power and authority to enter into this Purchase Agreement and each of the Ancillary Agreements and carry out the transactions contemplated hereby and thereby. The execution and delivery of this Purchase Agreement and each of the Ancillary Agreements and the performance of the transactions contemplated hereby and thereby have been duly and validly authorized by such actions, corporate or otherwise, necessary on behalf of Seller. This Purchase Agreement is, and upon execution each Ancillary Agreement will be, a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except (a) as limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights, and (b) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding for the same may be brought.

3.3 Consents. Except as set forth on Schedule 3.3, no consent, approval of or by, or filing with or notice to any other Person, including any Governmental Authority, is required with respect to Seller in connection with the execution, delivery or performance of this Purchase Agreement or the consummation of the transactions provided for hereby, except where the failure to obtain such consent or approval, make such filing or give such notice would not reasonably be expected to materially adversely affect the ownership, operation, use or value of the Purchased Assets.

3.4 No Violation. Neither the execution and delivery of this Purchase Agreement nor the performance by Seller of its obligations under this Purchase Agreement and the Ancillary Agreements nor the consummation of the transactions contemplated by this Purchase Agreement or the Ancillary Agreements will, assuming receipt of the consents set forth on Schedule 3.3: (a) violate any provision of the constituent organizational documents of Seller; (b) violate, constitute a breach of or result in the creation or imposition of any lien or other encumbrance upon the Purchased Assets under any agreement or commitment to which Seller is a party or by which Seller is bound or otherwise; or (c) violate any statute or law or any judgment, decree, order, regulation or rule of any Governmental Authority to which Seller is subject, except where such violation of any provision in clauses (b) and (c) would not reasonably be expected to materially adversely affect the ownership, operation, use or value of the Purchased Assets or the ability of Seller to perform its obligations under this Purchase Agreement or consummate the transactions contemplated hereby.

3.5 Ownership and Use of the Purchased Assets. Seller (a) has good and valid title to the Purchased Assets (other than the Real Property Interests), free and clear of all encumbrances, except for Permitted Liens, (b) has good and marketable title to the Real Property Interests, free and clear of all encumbrances, except for Permitted Liens, including those set forth on Schedule 3.5, and (c) has valid and enforceable Easements that will entitle Buyer or its Affiliates to maintain and operate the Purchased Assets as in the Ordinary Course of Business. There are no outstanding options, rights of first refusal, rights of first offer or similar rights to purchase or acquire the Purchased Assets or any portion thereof or interest therein.

3.6 Compliance with Laws.

(a) As of the date hereof and the Closing Date, except as set forth on Schedule 3.6(a), since January 1, 2013, Seller has not received notice of any violation or non-compliance of any Applicable Laws, governmental regulations, orders or decrees with respect to the Purchased Assets, or Permits applicable to the ownership or operation of the Purchased Assets, except for violations, noncompliance or other matters, if any, which would not reasonably be expected to materially adversely affect the ownership, operation, use or value of any of the Purchased Assets.

(b) Except as set forth on Schedule 3.6(b)(1), within the last five (5) years, no event has occurred and no circumstance or condition exists that (with or without notice or lapse of time) would reasonably be expected to constitute or result in a failure by the Seller to comply with the terms of any Applicable Laws or Permits applicable to the ownership or operation of the Purchased Assets. Seller has provided Buyer with copies of all material excess emissions reports and Title V compliance certifications for the past five (5) years for the Terminal Facilities. Schedule 3.6(b)(2) lists all material Permits currently held by Seller with respect to the Purchased Assets, and Schedule 3.6(b)(3) lists all transferrable material Permits held by Seller with respect to the Purchased Assets (the “Transferrable Material Permits”).

3.7 Litigation.

(a) Except as set forth on Schedule 3.7, there is no legal, equitable, bankruptcy, administrative or other action or proceeding pending or, to the Knowledge of Seller, threatened against Seller before any arbitrator or Governmental Authority, which questions or challenges the validity of this Purchase Agreement or any action taken or to be taken by Seller pursuant to this Purchase Agreement or in connection with the transactions contemplated by this Purchase Agreement or relating to the ownership or use of the Purchased Assets, and to Seller’s Knowledge, no such action, proceeding or investigation is probable of assertion. Schedule 3.7 sets forth a list of all the currently effective administrative consent orders or other orders with a Government Authority for the Purchased Assets (the “Corrective Action Orders”).

(b) Except for the Corrective Action Orders and as set forth on Schedule 3.7, there are no Orders outstanding against Seller or its Affiliates in relation to the ownership or use of the Purchased Assets that would materially or adversely affect the ownership or use of the Purchased Assets.

(c) Seller has not received written notice from any applicable Governmental Authority and, to Seller’s Knowledge, there are no pending or threatened condemnation proceedings against all or any material part of the Real Property Interests.

3.8 Material Contracts. All contracts that are material to the ownership, operation or value of any of the Purchased Assets or that impose a material obligation or liability on Seller are set forth on the Material Contract Schedule. Each Material Contract is valid, binding and enforceable against Seller and, to Seller’s knowledge, the other parties thereto in accordance with its terms and is in full force and effect. There is no existing default under, or event or circumstance which with notice or lapse of time would give rise to a default on the part of Seller or, to Seller’s Knowledge, any other party under, any of the Material Contracts. Seller has not received written notice of any continuing or uncured default on the part of Seller with respect to any Material Contract. A copy of each of the Material Contracts has been made available to Buyer.

3.9 Preferential Transfer Rights. Seller is not subject to any contract or commitment that requires Seller to sell, transfer or otherwise dispose of any of the Purchased Assets or offer to do so or solicit an offer to purchase or otherwise acquire the any of the Purchased Assets (other than this Purchase Agreement).

3.10 No Broker. Seller has not retained or employed any broker, finder, or similar agent, or otherwise taken any action in connection with the negotiations relating to this Purchase Agreement and the transactions contemplated hereby in a manner so as to give rise to any claims against Buyer or any of its Affiliates for any brokerage commission, finder’s fee or other similar payment with respect to the transactions contemplated hereunder.

3.11 Employment Matters.

(a) Schedule 3.11(a) contains a list of all employees of Seller and its Affiliates directly employed in the operation of the Purchased Terminal Facilities (collectively, the “Employees”), including employees who are receiving short-term disability benefits or are on family and medical, medical/long-term disability, administrative or military leave or any other type of leave that entitles the employee to reinstatement upon completion of the leave under the applicable leave policies of Seller or Seller’s Affiliates (collectively, “Leave”), which includes for each such Employee (i) name, (ii) title or current position and location, (iii) current salary or hourly wage, (iv) bonus arrangement, (v) whether such Employee is currently active at work and, if not, the nature of such Employee’s Leave and the date on which the Employee is expected to return to active service, (vi) status as exempt or non-exempt, (vii) status as full-time or part-time and (viii) whether such Employee will be made available to Buyer or an Affiliate of Buyer (any such Employees not made available, collectively, the “Excluded Employees”).

(b) Neither Seller nor any of its Affiliates is or has been a party to, or is currently negotiating, any collective bargaining agreement or other labor union agreement applicable to any Employees.

(c) There has not been, within that last three (3) years, (i) any strike or material work stoppage by, or lockout of, the Employees or (ii) any Legal Proceeding or material dispute involving Seller of any of its Affiliates with any employees or any union, workers’ council or other body of employee representatives pending before any court, governmental authority or arbitrator which relates to labor relations or employment matters (including mass lay-offs or unfair labor practices). To Seller’s Knowledge, there are no lawsuits or charges pending by any current or former employees relating in any way to their employment before any Governmental Authority.

(d) Seller and its Affiliates are in compliance in all material respects with all Applicable Law relating to the employment of labor including, without limitation, provisions thereof relating to wages, hours, equal opportunity, collective bargaining, workplace safety, discrimination, immigration and the payment of social security and other Taxes. Seller and its Affiliates are in compliance with the Workers Adjustment and Retraining Notification Act and comparable state laws (“WARN”) and have no liabilities pursuant to WARN. Set forth on Schedule 3.11(d) is a list of employees terminated by Seller and its Affiliates during the 90-day period prior to the date of this Purchase Agreement.

(e) Except as set forth on Schedule 3.11(e) or with respect to Excluded Employees, there are no individual contracts of employment between Seller or its Affiliates and any of the Employees.

(f) Schedule 3.11(f) lists each pension, welfare, compensation, incentive, benefit or employment plan, program, agreement or arrangement, that Seller or any of its Affiliates maintains for the benefit of any Employees or to which the Seller or any of its Affiliates contributes or has any obligation to contribute for the benefit of any Employee (each, a “Plan” and, collectively, the “Plans”). Neither Seller nor any of its Affiliates has any commitment to create any additional Plan, to modify or change any existing Plan, or to terminate any existing Plan that would affect any Employee.

(g) Each Plan is in material compliance with the applicable terms of ERISA, the Code and other Applicable Law and such Plans have been operated in material compliance with such Applicable Law and the written Plan documents. All required reports of the Plans have been timely filed with the IRS, the U.S. Department of Labor or other applicable Governmental Authority. No Plan is currently under audit or review by any Governmental Authority and no such audit or review has been threatened in writing. No charge, complaint or proceeding with respect to any Plan or the administration or the investment of the assets of any Plan (except claims for benefits routinely submitted in the ordinary course of Plan administration) is pending or threatened in writing against any such Plan.

(h) All required contributions and premiums have been paid in full when due.

(i) Seller has made available to the Buyer (i) true and complete copies of each Plan (including all amendments thereto), (ii) all trust agreements, insurance contracts or any other funding instruments related to the Plans, (iii) the most recent actuarial and financial reports and the annual reports filed with any Governmental Authority with respect to the Plans during the most recent plan year, (iv) the most recent summary plan description for each Plan, and (v) copies of all IRS determination letters in the case of all Plans intended to qualify under Section 401(a) of the Code.

(j) Neither Seller nor any of its Affiliate has ever contributed to, or has any actual or potential liability with respect to, any “multiemployer pension plan” as defined in Section 3(37) of ERISA.

(k) Neither Seller nor any of its Affiliates has any obligation to provide health or other welfare benefits to any Employee or any dependent of such Employee following the termination of such Employee’s employment, except as specifically required by Applicable Law.

(l) The execution, delivery and performance by Seller of this Purchase Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof (whether alone or in connection with any subsequent other event(s)) will not, (i) entitle any employee, officer, consultant, independent contractor or director of the Seller or any of its Affiliates, other than Excluded Employees, to any severance, transaction bonus, change in control, retention or other payment, (ii) accelerate the time of payment or vesting or trigger any payment or funding, through a grantor trust or otherwise, of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Plan or (iii) result in any breach or violation of, or a default under, any Plan.

(m) Neither Buyer nor Seller nor any of their Affiliates will be obligated to make a payment to an individual, other than (in the case of Seller) to Excluded Employees, that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

3.12 Tax.

(a) All material Tax returns required to be filed by Seller with respect to the Purchased Assets have been duly and timely filed, and all required Taxes or similar assessments with respect to the Purchased Assets have been timely paid in full.

(b) All Taxes that Seller is or was required by Applicable Law to withhold or collect with respect to the Purchased Assets or the operations thereof have been duly withheld or collected and, to the extent required, have been timely paid to the proper Governmental Authority.

(c) No examination, audit, claim, assessment, deficiency or other proceeding is pending, outstanding, or, to the Knowledge of Seller, threatened, with regard to any Taxes related to the Purchased Assets.

3.13 Withholdings and Remittances. Seller has withheld from each payment made to any of its present or former Employees and, in respect of other payments, to all Persons who are or are deemed to be residents of the United States for purposes of income Tax laws all amounts required by Applicable Law to be withheld, and Seller has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority. Seller has remitted all pension plan contributions, employment insurance premiums, employer health Taxes and other Taxes payable by it in respect of the Employees to the proper Governmental Authority within the time required under Applicable Law.

3.14 Books and Records. The Books and Records are complete and correct in all material respects.

3.15 Solvency. Seller is, and upon fulfillment of its obligations under this Purchase Agreement and the Ancillary Agreements will be, Solvent.

3.16 Environmental Law. Except as set forth on Schedule 3.16:

(a) Since January 1, 2008 and, to Seller’s Knowledge, prior thereto (i) Seller, its operations, and the Purchased Assets are and have been in compliance with all Environmental Laws, (ii) all Permits and other approvals, authorizations, exemptions, exceptions, certificates and any other consents required under Environmental Laws (“Environmental Permits”) for the operation of the Purchased Assets as currently conducted and for the ownership and operation of the Purchased Assets as contemplated by Seller have been obtained and are in full force and effect, and the Seller, its operations and the Purchased Assets each comply and have complied with the terms and conditions of such Environmental Permits, (iii) there has been no Release or threatened Release of, nor are there present any Hazardous Substances relating to, arising from, at, on, or under any of the Purchased Assets or at any other real property in concentrations or under circumstances that could reasonably be expected to result in Liability to Seller or the Purchased Assets, (iv) Seller has not received any written notices, claims, or citations alleging a violation of, non-compliance with or liability or obligation under Environmental Laws, including any Liabilities associated with the release, remediation, or cleanup of any Hazardous Substance, (v) there are no Legal Proceedings pending or threatened against the Seller or the Purchased Assets (or otherwise involving the Seller’s operations) alleging a violation of, or Liability or obligation under, any Environmental Law.

(b) Seller has made available to Purchaser copies of all environmental audits, assessments and reports and all other documents materially bearing on environmental, health or safety, (i) dated from and after January 1, 2008 and (ii) to Seller’s Knowledge, those dated prior to January 1, 2008, which are in the possession or under the reasonable control of the Seller or any of its Affiliates, in each case, relating to the operation of the business or the Purchased Assets.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

4.1 Valid Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified or licensed to do business in all states where it is necessary and required to be so qualified or licensed in order to perform the obligations and effect the transactions contemplated by this Purchase Agreement.

4.2 Authorization. Buyer has all requisite power and authority to enter into this Purchase Agreement and each of the Ancillary Agreements and carry out the transactions contemplated hereby and thereby and to acquire and own the Purchased Assets. This Purchase Agreement is, and upon execution each Ancillary Agreement will be, a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except (a) as limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights, and (b) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding for the same may be brought.

4.3 Consents. Except as set forth on Schedule 4.3, no consent, approval of or by, or filing with or notice to any other Person, including any Governmental Authority, is required with respect to Buyer in connection with the execution, delivery or performance of this Purchase Agreement or the consummation of the transactions provided for hereby.

4.4 No Violation. Neither the execution and delivery of this Purchase Agreement nor the performance by Buyer of its obligations under this Purchase Agreement and the Ancillary Agreements nor the consummation of the transactions contemplated by this Purchase Agreement or the Ancillary Agreements will, assuming receipt of the consents set forth in Schedule 4.3: (a) violate any provision of the constituent organizational documents of Buyer or (b) violate any statute or law or any judgment, decree, order, regulation or rule of any Governmental Authority to which Buyer is subject or any contract to which Buyer is a party or by which Buyer is bound, except where such violation of any provision in clauses (b) would not reasonably be expected to materially adversely affect the ability of Buyer to perform its obligations under this Purchase Agreement or consummate the transactions contemplated hereby.

4.5 Litigation. There is no legal, equitable, bankruptcy, administrative or other action or proceeding pending or, to the knowledge of Buyer, threatened against Buyer before any arbitrator or Governmental Authority, which questions or challenges the validity of this Purchase Agreement or any action taken or to be taken by Buyer pursuant to this Purchase Agreement or in connection with the transactions contemplated by this Purchase Agreement, and Buyer does not know of any such action, proceeding or investigation which is probable of assertion.

4.6 No Broker. Buyer has not retained or employed any broker, finder, or similar agent, or otherwise taken any action in connection with the negotiations relating to this Purchase Agreement and the transactions contemplated hereby in a manner so as to give rise to any claims against the Seller for any brokerage commission, finder’s fee or other similar payment with respect to the transactions contemplated hereunder.

ARTICLE V

OBLIGATIONS OF THE PARTIES

5.1 Covenants of Seller. Seller hereby covenants and agrees with Buyer that:

(a) Delivery of Books and Records. Seller shall deliver all Books and Records, to Buyer promptly after Closing, but in all events within thirty (30) days after the Closing Date. The Books and Records will be provided to Buyer in the formats and on media used by Seller in the Ordinary Course of Business or native to the system in which such data or information resides. If Buyer requests any Books and Records in a specific format or report form, and Seller agrees, Buyer will be responsible for all reasonable costs incurred by Seller to provide such Books and Records in such requested format or report form.

(b) Financial Statements. Within thirty (30) Business Days after the Closing Date, upon the written request of Buyer, at Buyer’s sole cost and expense and only to the extent necessary to comply with the disclosure obligations of Buyer or its Affiliates under Rule 3-05 and/or Rule 3-10 of Regulation S-X, Seller shall use reasonable commercial efforts to (i) prepare historical financial statements required by Rule 3-05 and/or Rule 3-10 of Regulation S-X and deliver them to Buyer for its comment and review no less than ten (10) days prior to the filing deadline stipulated by Rule 3-05 or (ii) provide Buyer and its representatives (including its legal counsel and independent auditors) reasonable access during normal business hours to such historical financial information that is necessary to allow Buyer to prepare the historical financial statements required by Rule 3-05 and/or Rule 3-10 of Regulation S-X, and to enable the audit and review thereof by an independent registered accounting firm, within the timeframe stipulated by Rule 3-05. The obligations of Seller to disclose or provide reasonable access to any such historical financial information shall terminate one (1) year after the Closing Date. Buyer shall reimburse Seller for its and its Affiliates’ reasonable internal costs and out-of-pocket costs associated with this Section 5.1(b). Buyer agrees that it shall consult with Seller in advance of requesting any such access with a view towards establishing a mutually agreeable plan for such access that shall not unreasonably interfere with the normal operation of Seller. In addition, upon the written request of buyer, Seller shall, at Buyer’s sole cost and expense, prepare historical financial statements for the interim period beginning January 1, 2018 through the Closing Date and deliver them to Buyer no less than 30 days after the Closing Date, provided such financial statements need not be audited or reviewed by an independent auditor.

(c) Non-Solicitation.

(i) For the period from the Closing Date though the second anniversary thereof, Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, solicit for employment or hire any Transferred Employee or any other employee of Buyer or its Affiliates at the Terminal Facilities (each, a “Restricted Employee”), or otherwise encourage, induce or entice any such Restricted Employee to leave the employment of Buyer or such Affiliate; provided, that, the foregoing shall not restrict Seller from soliciting or hiring any Person whose employment was terminated by Buyer or an Affiliate at least three (3) months prior to the date of solicitation or hiring.

(ii) Seller hereby acknowledges that any breach of this Section 5.1(c) may cause substantial and irreparable damage to Buyer and money damages may be an inadequate remedy therefor and, accordingly, acknowledges and agrees that Buyer shall be entitled to seek an injunction, specific performance and/or other equitable relief to prevent the breach of such obligations (in addition to all other rights and remedies that Buyer may be entitled to with respect to such breach).

(iii) In the event that a court of competent jurisdiction determines that any of the provisions of this Section 5.1(c) would be unenforceable as written because they exceed the range of activities or period of time as may be enforceable, such court is hereby expressly authorized to modify this Section 5.1(c) to cover the range of activities and/or period of time as permitted under Applicable Law and to enforce it as so modified. No invalidity or unenforceability of any part or provision or part of this Section 5.1(c) shall affect the validity or enforceability of any other part of provision hereof.

5.2 Covenants of Buyer. Buyer hereby covenants and agrees with Seller that:

(a) Removal of Seller Marks. Within ninety (90) days after the Closing Date, Buyer shall (i) remove, obliterate, cover or replace, as appropriate, all signs, billboards, containers, drums, advertisements or other media containing any service marks, trade names, trade dress or other indicia of origin of Seller and Seller’s Affiliates located on or appurtenant to any portion of the Purchased Assets, including signs, billboards and advertisements or other media located at offices and facilities related to the Purchased Assets; and (ii) return to Seller or, at Seller’s option, destroy (and certify such destruction to Seller) all items and materials, including stationery, letterhead and purchase orders, located at any of the Purchased Assets containing the above described marks. In addition, Buyer agrees that, by the date that is ninety (90) days after the Closing Date, Buyer shall replace all signs located at the Terminal Facilities which identify Seller or Seller’s Affiliates as the operator of such Terminal Facilities.

5.3 Mutual Covenants. Seller hereby covenants and agrees with Buyer and Buyer hereby covenants and agrees with Seller that:

(a) Further Assurances. Each Party shall execute and deliver such instruments and take such other actions as the other Party reasonably requests in order to carry out the intent of this Purchase Agreement. If there are prohibitions against, or conditions to, the conveyance of any Transferrable Material Permits, Assigned Contracts or Easements, without the prior written consent of Third Parties either as a result of the provisions thereof or the requirements of Applicable Laws, and such written consents are not obtained on or prior to the Closing, then (i) any provision contained in this Purchase Agreement to the contrary notwithstanding, the transfer of title to, or interest in, such Transferrable Material Permits, Assigned Contracts or Easements pursuant to this Purchase Agreement shall not become effective unless and until such consent requirement is satisfied, waived or no longer applies, (ii) until such consent requirement is satisfied, waived or no longer applies, provided that doing so would not infringe on the legal rights of any Third Party, breach any such Transferable Permit, Assigned Contract or Easement or violate Applicable Laws, Seller shall provide Buyer with the equivalent benefits of the Transferrable Material Permit, Assigned Contract or Easement, by subcontract, sublease or otherwise, on the condition that Buyer shall cooperate and assist in such efforts and Buyer shall bear all economic burdens and other obligations and liabilities of Seller regarding this post-Closing period under the Transferrable Material Permit, Assigned Contract or Easement, notwithstanding the fact that the same has not been transferred to Buyer and, (iii) subject to Section 7.3, Closing shall not be delayed pending satisfaction, waiver or expiration of such consent requirement. When and if such consent requirement is so satisfied, waived or no longer applies, to the extent permitted by Applicable Law, Seller shall use its best efforts to assign such Transferrable Material Permits, Assigned Contracts or Easements as of the Closing Date, without further action on the part of Seller or Buyer and without payment of further consideration. After Closing, Seller shall reasonably cooperate with Buyer, at Buyer’s request and expense, to procure the transfer of any Transferrable Material Permits, Assigned Contracts or Easements not transferred to Buyer at Closing.

(b) Consents. Each Party shall use its commercially reasonable efforts to cause the transactions contemplated by this Purchase Agreement to be consummated and, without limiting the generality of the foregoing, to make all filings with and give all notices to,

Governmental Authorities and other Third Parties that may be necessary or reasonably required in connection with the consummation of the transactions contemplated by this Purchase Agreement; provided, however, notwithstanding any other provision of this Purchase Agreement, it shall be Seller’s sole responsibility and Seller shall use its commercially reasonable efforts to obtain all consents, authorizations, and approvals of or by, and to make all filings with or notices to, Third Parties which may be necessary or reasonably required in order for Buyer to obtain rights to any Assigned Contract. If there are prohibitions against, or conditions to, the assignment of any Easement, without the prior written consent of Third Parties either as a result of the provisions thereof or the requirements of Applicable Law, and such written consents have not been obtained on or prior to the Closing Date, then (i) any provision contained in this Purchase Agreement to the contrary notwithstanding, the transfer of title to, or interest in, such Easement shall not become effective unless and until such consent requirement is satisfied, waived or no longer applies, Seller shall (without infringing on the legal rights of any third party, breaching any such Easement or violating any Law) provide Buyer with the equivalent benefits of the Easement, by subcontract, sublease or otherwise, on the condition that Buyer shall cooperate and assist in such efforts and shall bear all economic burdens and obligations and liabilities of Seller regarding such period under such Easement, notwithstanding the fact that the same has not been transferred to Buyer. When and if such consent requirement is so satisfied, waived or no longer applies, to the extent permitted by Law, the assignment of such Easement shall become effective automatically as of the Closing Date, without further action on the part of Buyer or Seller and without the payment of further consideration.

(c) Permits. Each Party will use all commercially reasonable efforts to transfer any Permits related to or necessary for the efficient operation of the Purchased Assets which can be transferred. Buyer will bear any transfer fees in doing so.

(d) Employee Covenant.

(i) Employment Offers to Active Employees. Buyer covenants that prior to the Closing Date, Buyer, or Buyer’s Affiliates, shall extend an offer of employment with Buyer, or Buyer’s Affiliates, effective as of the Closing Date, to active Employees except for the Excluded Employees, at salaries or wages no less than those set forth on Schedule 3.11(a). All Employees who accept employment with Buyer, or Buyer’s Affiliates, pursuant to the offers described either in this Section 5.3(d)(i) or in Section 5.3(d)(ii) are referred to herein as “Transferred Employees”. The offers of employment to the Employees are subject, in all cases, to Buyer’s or its applicable Affiliate’s customary and reasonable standard on-boarding process and procedures for new employees, including background checks and drug tests, and to each Employee’s timely acceptance of such offer and commencement of active employment with Buyer or its applicable Affiliate immediately following the Closing. Seller and its Affiliates shall assist Buyer and its Affiliates in communicating with the Employees regarding potential employment with Buyer and its Affiliates.

(ii) Employment Offers to Employees on Leave. In addition, Buyer covenants that prior to the Closing Date, Buyer, or Buyer’s Affiliates, shall extend a written offer of employment with Buyer, or Buyer’s Affiliates, to each Employee who is on Leave as of the Closing Date except for the Excluded Employees, commencing at such time as such Employee is ready and able to return to work, at salaries or wages no less than those set forth on Schedule 3.11(a); provided, however, that such Employee returns to active employment within ninety (90) days after the Closing Date.

(iii) Transfer Time. Seller shall terminate the employment of all Transferred Employees, and all Transferred Employees shall become employees of Buyer, or Buyer’s Affiliates, effective as of 11:59 EPT on the Closing Date and, except as otherwise provided herein, Buyer covenants that at such time, Buyer, or Buyer’s Affiliates, shall become responsible for payment of all salaries and benefits and all other costs and liabilities relating to services thereafter provided by the Transferred Employees to Buyer and its Affiliates; provided that, with respect to an Employee on Leave, such obligations shall not attach until the Employee on Leave commences employment with Buyer or Buyer’s Affiliates.

(iv) Level of Employee Benefits Provided by Buyer or Buyer’s Affiliates. Buyer covenants that Buyer, or Buyer’s Affiliates, shall provide to all Transferred Employees employee benefits in accordance with employee benefit plans, programs, policies and pay practices, which immediately following the Closing Date shall be substantially similar to the benefits provided to similarly situated employees of Buyer or its Affiliates. No later than twenty (20) days prior to the Closing Date, Seller shall provide to Buyer the Transferred Employees’ recognized credited service, and participation, vesting and, as applicable, benefit accrual periods of service amounts, with Seller or Seller’s Affiliates as of the day immediately prior to the Closing Date.

(v) Welfare Benefits and Other Benefits and Policies. Buyer shall use commercially reasonable efforts to provide that for each Transferred Employee who participates in any welfare benefit plan of Buyer or Buyer’s Affiliates, the applicable plan: (i) shall not require a physical examination or other proof of insurability, and shall waive all coverage exclusions and limitations relating to waiting periods or pre-existing conditions, with respect to any of the Transferred Employees or any dependent covered by Seller’s and its Affiliates’ comparable welfare benefit plan in effect as of the Closing Date; and (ii) except for Buyer’s or Buyer’s Affiliates’ high deductible health plan and the associated health savings accounts, shall credit the expenses of the Transferred Employees which were credited toward deductibles and co-insurance for the plan year in which the Closing Date occurs under the applicable welfare benefit plan of Seller or Seller’s Affiliates against satisfaction of any deductibles and co-insurance for the plan year in which the Closing Date occurs under Buyer’s, or Buyer’s Affiliates’, medical welfare benefit plan for the Transferred Employees, subject to either Seller or such Transferred Employee providing an explanation of benefits and other required documents to receive credit for such expenses.

(vi) Paid Time Off. Seller shall pay the Transferred Employees, in accordance with Applicable Law, for any paid time off accrued as of the Closing Date under the applicable paid time off policy of Seller or Seller’s Affiliates. From and after the Closing Date, Buyer covenants that Buyer, or Buyer’s Affiliates, shall provide all Transferred Employees with paid time off in accordance with Buyer’s, or Buyer’s Affiliates’, paid time off policy based upon the recognized credited service amounts of such Transferred Employees with Seller or Seller’s Affiliates.

(vii) Service Credit. From and after the Closing Date, Buyer covenants that the Transferred Employees shall be given credit for their service recognized by Seller or Seller’s Affiliates prior to the Closing Date for purposes of eligibility and vesting (but not benefit accrual) under the plans and programs established by Buyer for its employees (excluding shared employees), as well as for purposes of determining any vacation, severance or seniority with respect to any layoffs.

(viii) Benefits – Miscellaneous. Notwithstanding the foregoing, Buyer, and Buyer’s Affiliates, shall not be liable for any obligations of Seller or Seller’s Affiliates arising out of participation by Transferred Employees in the employee benefit plans of Seller or Seller’s Affiliates. Seller shall remain solely responsible for all employment and employee benefit-related matters, obligations, Liabilities and commitments accrued or relating to periods on or prior to the Closing with respect to all Employees and their dependents and beneficiaries, including (A) any required notice of termination, termination or severance pay (contractual, statutory or at common law), (B) all wages, bonuses, vacations, vacation pay (including days in lieu), benefits, source deductions and other remuneration accrued or relating to periods on or prior to the Closing, and (C) all medical, long-term disability, life insurance and other welfare plan expenses and benefits with respect to claims incurred on or prior to the Closing, regardless of when such claims are reported or such expenses or benefits become due. For purposes of clause (C) above, a claim is deemed incurred (x) for purposes of medical benefits when the services that are the subject of the claim are performed, (y) for purposes of life insurance benefits when the death occurs and (z) for purposes of disability benefits when the event giving rise to the disability occurs. Seller shall retain all obligations, Liabilities and commitments under the Consolidated Omnibus Budget Reconciliation Act of 1985, Health Insurance Portability and Accountability Act of 1996, Section 601 et seq. and Sections 701 et seq. of ERISA, Section 4980B and Sections 9801 et seq. of the Code and state or similar Applicable Law with respect to qualifying events or other events occurring on or prior to the Closing with respect to all Employees and their eligible dependents.

(ix) Severance. In the event that the employment of any Transferred Employee is terminated within one (1) year following the Closing Date (other than for violation of generally applicable policies or work rules of Buyer or Buyer’s Affiliates or other circumstances reasonably constituting cause), subject to execution of Buyers standard release of claim by such Transferred Employee, Buyer shall provide such Transferred Employee with severance pay and benefits available under the severance program of Buyer available to similarly situated employees of Buyer and Buyer’s Affiliates.

(x) With respect to each Employee who is subject to a noncompetition, nonsolicitation, confidentiality, inventions or other similar agreement with the Seller or any of its Affiliates, Seller shall and hereby does waive, effective as of the Closing, the restrictions applicable to such Employee under such agreement with respect to such Employee’s service to Buyer and its Affiliates following the Closing, and shall and hereby does assign its rights under such agreements to Buyer.

(xi) Neither the Seller nor any of its Affiliates shall make any written or oral communications to any Employees pertaining to compensation or benefit matters relating to the period of time after the Closing without the prior written consent of Buyer.

(xii) Nothing herein shall be construed to create any contract of employment or to interfere with or in any way limit the right of Buyer or its Affiliates to terminate any Transferred Employee’s employment at any time and for any reason after the Closing, nor to confer upon any Transferred Employee any right after the Closing to continue in the employ of Buyer or its Affiliates. The provisions of this Section 5.3(d) are solely for the benefit of the parties to this Purchase Agreement and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary to this Purchase Agreement. Nothing in this Section 5.3(d), express or implied, shall be construed or interpreted to establish, amend or maintain any employee benefit plan, program or arrangement, to create any contract of employment or to obligate Buyer, Seller or any of their respective Affiliates to retain the employment of any particular employee or to confer upon any individual, including any employee or former employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Purchase Agreement.

(e) Revenues and Remittance of Monies.

(i) Revenues. Subject to the terms of this Purchase Agreement, all monies, proceeds, receipts, credits and income attributable to the Purchased Assets or for any delivery or performance by Buyer for any period of time after the Closing Date shall be the sole property and entitlement of Buyer, and to the extent received by Seller, Seller shall promptly fully disclose, account for and transmit same to Buyer. All monies, proceeds, receipts and income attributable to the Purchased Assets or for any delivery or performance by Seller for any period of time on or prior to the Closing Date shall be the sole property and entitlement of Seller and, to the extent received by Buyer, Buyer shall promptly fully disclose, account for and transmit same to Seller.

(ii) Expenses. Unless otherwise provided by the Parties in writing, all utility, accounts payable for goods and services, rent payments and similar expenses attributable to the Purchased Assets for any period of time on or prior to the Closing Date, regardless of when due or payable, shall be the sole obligation of Seller and Seller shall promptly pay, or if paid by Buyer, promptly reimburse Buyer for and hold Buyer harmless from and against same. Subject to the terms of this Purchase Agreement, unless otherwise provided by the Parties in writing, all utility, accounts payable for goods and services, rent payments and similar expenses attributable to the Purchased Assets for any periods of time subsequent to the Closing Date, regardless of when due or payable, shall be the sole obligation of Buyer and Buyer shall promptly pay, or if paid by Seller, promptly reimburse Seller for and hold Seller harmless from and against same.

(iii) Proration. Without limiting Sections 5.3(e)(i) and 5.3(e)(ii), the revenue and expense items on Schedule 5.3(e)(iii) shall be prorated between Seller and Buyer on a per diem basis (using a 365-day year), with revenue and expenses for the period prior to and including the Closing Date being for the account of Seller and revenue and expenses for the period after the Closing Date being for the account of Buyer. Seller and Buyer shall prorate such items to the extent then known as of the Closing Date, and the net amount owed shall be added to or subtracted from the Purchase Price, as applicable, on the Closing Date. From time to time following the Closing Date until all such items have been prorated, Buyer or Seller, as appropriate, shall compute and provide to the other a statement of such items and the amount owed, with supporting documents, and such items will be promptly paid by the applicable Party.

(f) Litigation Assistance. After the Closing Date and until the fifth (5th) anniversary thereof, each Party to this Purchase Agreement shall use commercially reasonable efforts to provide such assistance as the other Party may from time to time reasonably request in connection with the preparation of tax returns required to be filed, any audit or other examination by any taxing authority, any judicial or administrative proceeding relating to liability for Taxes, or any claim for refund in respect of such Taxes or in connection with any litigation and proceedings or liabilities related to the Purchased Assets, the Assumed Liabilities or the Excluded Liabilities; provided that nothing herein shall require the assisting Party to create, recreate, generate or obtain, in connection with rendering such assistance, any records, analyses or other documents not then in the possession or control of such assisting Party. The requesting Party shall reimburse the assisting Party for the reasonable out-of-pocket costs incurred by the assisting Party.

(g) Records. For a period of five (5) years following the Closing Date, Buyer and Seller shall use commercially reasonable efforts to provide to each other (and their counsel, auditors, accountants, agents, advisors or other representatives) reasonable access to and permission to make and retain copies of any books, records or accounts relating to the Purchased Assets through and including the Closing Date. Each Party shall consult with the other so that such visits do not unreasonably interfere with such Party’s normal operations. Each Party shall not destroy or dispose of any such books, records and accounts for a period of at least five (5) years after the Closing Date without first giving reasonable prior notice thereof and offering to surrender to the other Party such books, records and accounts which the Party possessing such items may intend to destroy or dispose of.

(h) Third Party Software. The Parties shall cooperate to procure for Buyer any rights or benefits under any Intellectual Property licensed from Third Parties that is used or useful in the operation of any of the Purchased Assets and the business associated therewith as conducted by Seller prior to the Closing. Buyer shall be provided access to information concerning the identity and nature of support provided by Third Party service providers engaged by Seller or its Affiliates to support the information technology infrastructure used by Seller in operating the Purchased Assets.

(i) Confidentiality.

(i) Each Party shall treat confidentially and not disclose, and shall cause each of its Representatives to treat confidentially and not disclose, other than as expressly contemplated by this Purchase Agreement, any Confidential Information of the other Party.

(ii) Either Party may disclose Confidential Information only to those of its Affiliates and its Representatives who need to know such Confidential Information for the purpose of implementing the Transaction and managing the rights and obligations under this Purchase Agreement and the Ancillary Agreements. Neither Party shall use, nor permit its Affiliates and its Representatives to use, Confidential Information for any other purpose nor in any way that is or could reasonably be expected to be, directly or indirectly, detrimental to the other Party; provided, however, that Seller agrees that Buyer’s Affiliate may disclose to its existing or prospective customers this Purchase Agreement and the transactions contemplated hereby.

(iii) Buyer acknowledges that all information provided to any of Buyer and Buyer’s Affiliates, including to their respective Representatives by Seller and any of Seller’s Affiliates, including their respective Representatives is subject to the terms of the Confidentiality Agreement, the terms of which are hereby incorporated herein by reference; provided that in the event of any conflict between any term or condition of this Purchase Agreement and the terms or conditions of the Confidentiality Agreement, the terms and conditions of this Purchase Agreement shall govern. Effective upon the Closing, the Confidentiality Agreement shall terminate only with respect to information provided to Buyer and Buyer’s Affiliates, including to their respective Representatives that relates solely to the Purchased Assets and the Assumed Liabilities; provided that Buyer acknowledges that any and all information provided or made available to Buyer and Buyer’s Affiliates, including to their respective Representatives by or on behalf of Seller (other than information relating solely to the Purchased Assets and the Assumed Liabilities) shall remain subject to the terms and conditions of the Confidentiality Agreement on and after the Closing Date.

(iv) Buyer agrees that, from and after the date hereof and for a period of three (3) years, Buyer shall, and shall cause Buyer’s Affiliates (including their respective directors, officers, employees, counsel, auditors, accountants, agents, advisors and other representatives) to, keep Seller’s Confidential Information confidential, except to the extent that disclosure of any such Confidential Information is (A) required by law or legal or administrative process, (B) is authorized by Seller, (C) reasonably occurs in connection with disputes over the terms of this Purchase Agreement, or (D) is reasonably necessary for either Party to comply with their obligations under Section 5.3(b) (provided that the Party desiring to make such disclosure under the foregoing clause (D) prior to the Closing Date shall first provide reasonable prior notice to the other Party). The provisions of this Section 5.3(i) shall not apply to any information, documents or materials which are in the public domain or shall come into the public domain, other than by reason of a breach by Buyer of its obligations hereunder or under the Confidentiality Agreement. Furthermore, notwithstanding the foregoing, Buyer shall be permitted to disclose Seller’s Confidential Information to any of Buyer’s Affiliates, including, their respective Representatives, on a “need to know” basis with respect to this transaction provided that such Affiliates and Representatives shall comply with the terms of this Section 5.3(i).

(j) Third Party Hydrocarbon Inventory Determination. Seller covenants that its inventory processes and documentation (i.e. any and all periodic statements or reports issued to third parties with inventory at each terminal) accurately reflect the actual physical inventories for each third party at each terminal (before accounting for any gain or loss determined by the Hydrocarbon Inventory Methodology). Seller and Buyer agree to jointly determine the actual physical volumes and qualities of additives (“Additive Inventory”) and petroleum product (together with Additive Inventory, “Hydrocarbon Inventory”) at the Terminal Facilities pursuant to the procedures and processes set forth on Schedule 5.3(j). Within five (5) Business Days of the reports prepared pursuant to Schedule 5.3(j), Buyer shall compare the actual physical volumes of Hydrocarbon Inventory at the Terminal Facilities at Closing with the physical volumes of products and additives owned by Third Parties at the Terminal Facilities at Closing as such volumes are recorded and reported in Terminal Facility records (“Third Party Hydrocarbon Inventory”). If the actual physical volumes of Hydrocarbon Inventory is less than the volumes of Third Party Hydrocarbon Inventory, or if any Third Party Hydrocarbon Inventory does not meet the required product specifications, Buyer shall amend the settlement invoice for the Purchased Inventory Sales Agreement to account for any deviations from the Third Party Hydrocarbon Inventory volumes and specifications, using the prices set forth in Schedule 5.3(j). For Hydrocarbon Inventory that is off specification, Seller’s maximum liability to Buyer shall be limited to replacement value of the specific Hydrocarbon Inventory at the time of the issuance of the inspector’s report less the salvage value of the off specification such Hydrocarbon Inventory. In the case of a shortage, Seller shall pay the amount set forth on such invoice. In the case of an overage, Buyer shall pay Seller the amount set forth on such invoice. If Seller or Buyer disputes the amount on such settlement invoice, the Parties agree to resolve such dispute in accordance with the dispute resolution procedures in this Purchase Agreement.

(k) Environmental Permits. Seller shall cooperate with Buyer to cause or obtain the transfer, or assist with the reapplication of any Environmental Permit as promptly as practicable, but in any event within any timeframe required by any Governmental Authority or any applicable Environmental Law.

(l) Shipping History Transfer. If Seller does not deliver at Closing a Shipping History Transfer Agreement, substantially in the form attached hereto as Exhibit H (a “Shipping History Transfer Agreement”), executed by an authorized Person on behalf of Colonial Pipeline, acknowledging the transfer of Seller’s shipping history and line space on such pipeline to Buyer or its designated Affiliate, Seller shall (i) at Closing enter into mutually agreeable arrangements with Buyer or such Affiliate (any such arrangements, “Back-to-Back Agreements”), that allow Buyer or such Affiliate for a period of up to nine (9) months to derive the same benefit as if such Shipping History Transfer Agreement had been executed and acknowledged on behalf of such pipeline(s) at Closing and (ii) continue to use its best efforts to cause such Shipping History Transfer Agreement to be executed and acknowledged on behalf of such pipeline(s) until obtained.

ARTICLE VI

CONDITIONS TO BUYER’S OBLIGATIONS

The obligations of Buyer under this Purchase Agreement to close the transactions contemplated hereunder shall be subject to the satisfaction, or waiver by Buyer, on or before the Closing Date, of each of the following conditions:

6.1 Representations and Warranties True. The representations and warranties of Seller contained in this Purchase Agreement shall be in all material respects true and correct as of the date when made and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except for representations or warranties to the extent qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects), except for (a) representations and warranties that speak as of a specific date or time (which need only be materially true and correct as of such date or time) and (b) changes permitted or contemplated by this Purchase Agreement.

6.2 Performance. Seller shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions required by this Purchase Agreement to be performed or complied with by Seller on or prior to the Closing Date.

6.3 Consents, Permits. The consents set forth on Schedule 3.3, the transfer or assignment of any Permits set forth on Schedule 3.6(b)(3), and the consents and approvals of Third Parties under any Material Contract that are required for the assignment of such Contracts or otherwise necessary for Buyer to own the Terminal Facilities shall have been obtained.

6.4 Litigation. No action or proceeding shall have been brought by any Governmental Authority (and not subsequently dismissed, or settled or otherwise terminated) against Seller or Buyer seeking to restrain or make illegal the consummation of the transactions contemplated by this Purchase Agreement.

6.5 Seller’s Closing Certificate. Seller shall have delivered to Buyer a closing certificate, executed by a duly authorized officer of Seller, attesting as to the satisfaction of the conditions set forth in Section 6.1, Section 6.2 and Section 6.4.

6.6 Instruments of Conveyance and Transfer. Seller shall have delivered to Buyer the executed documents provided in Section 2.3.

6.7 Environmental Insurance Policy Payment. At or prior to Closing, Seller shall have reimbursed Buyer for one-half of the cost of the Environmental Insurance Policy.

ARTICLE VII

CONDITION TO SELLER’S OBLIGATIONS

The obligations of Seller under this Purchase Agreement to close the transactions contemplated hereunder shall be subject to the satisfaction, or waiver by Seller, on or before the Closing Date, of each of the following conditions:

7.1 Representations and Warranties True. The representations and warranties of Buyer contained in this Purchase Agreement shall be in all material respects true and correct as of the date when made and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except for representations or warranties to the extent already qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects), except for (a) representations and warranties that speak as of a specific date or time (which need only be materially true and correct as of such date or time) and (b) changes permitted or contemplated by this Purchase Agreement.

7.2 Performance. Buyer shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions required by this Purchase Agreement to be performed or complied with by Buyer on or prior to the Closing Date.

7.3 Consents. The consents set forth on Schedule 4.3 shall have been obtained.

7.4 Litigation. No action or proceeding shall have been brought by any Governmental Authority (and not subsequently dismissed, or settled or otherwise terminated) against Seller or Buyer seeking to restrain or make illegal the consummation of the transactions contemplated by this Purchase Agreement.

7.5 Purchase Price and Undertakings. Buyer shall have delivered by wire transfer to Seller the Closing Date Payment pursuant to Section 2.2(b).

7.6 Buyer’s Closing Certificate. Buyer shall have delivered to Seller a closing certificate, executed by a duly authorized officer of Buyer, attesting as to the satisfaction of the conditions set forth in Section 7.1 Section 7.2 and Section 7.4.

7.7 Instruments of Conveyance and Transfer. Buyer shall have delivered to Seller the executed documents provided in Section 2.3.

7.8 Environmental Insurance Policy. At or prior to Closing, Buyer shall have paid in full the premiums for the Environmental Insurance Policy, which policy shall be in full force and effect as of the Closing Date.

ARTICLE VIII

CLOSING

8.1 Closing. Subject to the terms and conditions of this Purchase Agreement, the consummation of the transactions contemplated by this Purchase Agreement (the “Closing”) shall take place at 10:00 a.m. EPT on the Effective Date (the “Closing Date”), to be effective at 11:59 p.m. EPT on the Closing Date, and the Closing shall take place at such place as the Parties agree in writing, or remotely by the electronic transmission of documents and wire transfer of funds (except with respect to any instruments validly transferable under Applicable Law only by physical delivery). All proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

ARTICLE IX

INDEMNIFICATION

9.1 Indemnification.

(a) Seller’s Indemnification Obligation. Subject to the provisions of this Article IX (including Section 9.2), from and after the Closing Date, Seller agrees to indemnify, defend and hold harmless Buyer and Buyer’s Affiliates and its and their members, directors, officers, employees or agents (collectively, “Buyer Group”) from and against any and all Losses incurred by Buyer Group which result from, relate to or arise out of the following:

(i) any breach of any representation or warranty of Seller contained in Article III of this Purchase Agreement;

(ii) a failure by Seller to perform any covenant or other obligation of Seller contained in this Purchase Agreement;

(iii) Taxes for which Seller is responsible under Article X; or

(iv) the Excluded Liabilities.

(b) Buyer’s Indemnification Obligation. Subject to the provisions of this Article IX (including Section 9.2), from and after the Closing Date, Buyer agrees to indemnify, defend and hold harmless Seller and Seller’s Affiliates and its and their shareholders, directors, officers, employees or agents (collectively, “Seller Group”) from and against:

(i) any and all Losses incurred by Seller Group which result from, relate to or arise out of the following:

(A) any breach of any representation or warranty of Buyer contained in Article IV of this Purchase Agreement;

(B) any breach of any covenant or other obligation of Buyer contained in this Purchase Agreement;

(C) the Assumed Liabilities; or

(D) Taxes for which Buyer is responsible under Article X;

(ii) any and all Environmental Losses incurred by Buyer that do not arise out of a breach by Seller of the representations and warranties set forth in Section 3.16; and

(iii) any and all Environmental Losses incurred by Seller Group which arise out of the ownership or operation of the Purchased Assets from and after the Closing Date.

9.2 Limitations on Liability. Notwithstanding the provisions of this Article IX, the following limitations shall apply with respect to claims for indemnification pursuant to this Article IX:

(a) Deductible. Seller shall be liable under Sections 9.1(a) and Buyer shall be liable under Sections 9.1(b) for only that portion of the aggregate Losses that is in excess of one-half percent (0.5%) of the Purchase Price, provided that individual Losses with respect to single incident or matter in amounts less than $100,000 shall be disregarded.

(b) Cap. The aggregate amount of all Losses for which Seller shall be liable under Section 9.1(a) and Buyer shall be liable under Section 9.1(b) shall not exceed ten percent (10%) of the Purchase Price.

(c) Fundamental Representations. The limitations set forth in Sections 9.2(a) and 9.2(b) shall not apply in the case of any claims for by breach by Buyer or Seller of any of their respective Fundamental Representations.

(d) Losses. Notwithstanding anything contained herein to the contrary, for the purpose of determining the amount of Losses for which a claim is delivered by Buyer or Seller, as applicable (but not for purposes of determining whether a beach has occurred), each representation and warranty in this Purchase Agreement shall be read without regard and without giving effect to the terms “Material Adverse Effect” and “material” or similar phrases contained in such representation or warranty.

9.3 Other Provisions Relating to Indemnification.

(a) Notices, etc. Each Person entitled to indemnification pursuant to this Purchase Agreement (the “Indemnified Party”) shall, upon obtaining knowledge of facts indicating that it may have a claim for indemnification hereunder, including receipt by it of notice of any demand, assertion, claim or proceeding by any Third Party (any such Third Party proceeding being referred to as a “Third Party Action”) with respect to any matter as to which it may be entitled to indemnity hereunder, give prompt notice thereof in writing to the Person obligated hereunder to provide such indemnification (the “Indemnifying Party”) together with a statement of such information respecting any of the foregoing as it shall then have. With respect to any claim for indemnification for which coverage may reasonably be expected to be available under the Environmental Insurance Policy, a Person shall first use commercially reasonable efforts to obtain recovery under the Environmental Insurance Policy, to the extent of coverage, provided that it is agreed that no Person shall not be required to initiate litigation.

(b) Right to Contest and Defend. The Indemnifying Party shall be given the opportunity, at its cost and expense, to contest and defend by all appropriate legal proceedings any Third Party Action with respect to which it is called upon to indemnify the Indemnified Party under the provisions of this Purchase Agreement; provided, however, that notice of the intention to contest and defend shall be delivered by the Indemnifying Party to the Indemnified Party within thirty (30) days following receipt of the notice provided for in Section 9.3(a) above. Any Third Party Action which the Indemnifying Party elects to contest and defend may be conducted in the name and on behalf of the Indemnifying Party or the Indemnified Party as may be appropriate. Such Third Party Action shall be conducted by counsel employed by the Indemnifying Party, but the Indemnified Party shall have the right to participate in such Third Party Action and to be represented by counsel of its own choosing at its cost and expense; provided that, if the defendant(s) in any Third Party Action include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party shall have reasonably concluded that (i) there may be legal defenses available to it that are different from, inconsistent with or in addition to those defenses available to the Indemnifying Party, or (ii) if there is a conflict of interest that would prevent counsel for the Indemnifying Party from also representing the Indemnified Party (clauses (i) and (ii) collectively, “Differences or Conflicts”), then the Indemnified Party shall have the right to engage separate counsel at the cost and expense of the Indemnifying Party. If the Indemnified Party joins in any such Third Party Action, the Indemnifying Party shall have full authority, absent any Differences or Conflicts, to determine all action to be taken with respect thereto. At any time after the commencement of defense of any Third Party Action, the Indemnifying Party may request the Indemnified Party to agree in writing to the abandonment of such contest or to the payment or compromise by the Indemnifying Party of the asserted Third Party Action, which consent, absent any Differences or Conflicts, shall not be unreasonably withheld.

(c) Cooperation. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Action which the Indemnifying Party elects to contest or, if appropriate, in making any counterclaim against the Person asserting the Third Party Action, or any cross-complaint against any Person; provided that the Indemnifying Party shall reimburse the Indemnified Party for any reasonable expenses incurred by it in so cooperating at the request of the Indemnifying Party.

(d) Right to Participate. The Indemnified Party agrees to afford the Indemnifying Party and its counsel the opportunity, at the Indemnifying Party’s expense, to be present at, and to participate in, conferences with all Persons asserting any Third Party Action against the Indemnified Party and conferences with representatives of or counsel for such Persons.

(e) Exclusive Remedy. The Environmental Insurance Policy and the indemnification provisions in this Article IX shall represent the exclusive remedy of the Parties under this Purchase Agreement and in connection with the transactions contemplated hereby and any claims related hereto, and, except for the indemnification provisions of Article IX, no Party shall have any liability, and no Party shall make any claim, for any Losses or other matters (and Buyer and Seller hereby waive any such claim and any right of contribution against the other Party and such other Party’s respective Affiliates), under, arising out of or relating to this Purchase Agreement, any other document, agreement, certificate or other matter delivered pursuant hereto or the transactions contemplated hereby, whether based on contract, tort, strict liability, other Applicable Laws or otherwise; provided that no limitations set forth in this Article IX shall apply to any claim for Losses arising from actual fraud, willful misconduct, criminal acts or knowing and intentional breach of this Purchase Agreement. Notwithstanding the foregoing, Buyer may also seek a remedy for a breach of Section 5.1(c) pursuant to Section 5.1(c)(ii).

(f) Burden of Proof. Any Party claiming that it is not required to provide indemnification under Section 9.1 due to the gross negligence or willful misconduct of the other Party shall bear the burden of proof with respect to such issue in any claim, dispute or controversy relating to or arising out of this Purchase Agreement.

(g) Severability of Indemnification Provisions. If any indemnity obligation set forth in this Article IX or the application of any part thereof is held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction under Applicable Law, then, but only in such event, such indemnity obligation or part thereof shall be modified, read, construed and enforced to the maximum extent permitted by law, and any remaining obligations or part thereof of such indemnity obligation that is valid and enforceable shall remain in full force and effect and be binding on the Parties.

(h) Treatment of Indemnification Payments. Any payments made pursuant to the indemnification provisions arising under this Purchase Agreement shall be treated for Tax purposes as an adjustment to the Purchase Price, unless otherwise required by Applicable Law.

9.4 Survival of Provisions and Indemnification Obligations.

(a) Subject to Section 9.4(b) and unless as otherwise provided in this Purchase Agreement, all representations, warranties and indemnifications herein, the covenants of the Parties and the indemnification obligations of the Parties set forth in this Purchase Agreement shall survive the Closing as follows:

(i) in the case of representations and warranties of the Parties in Article III and Article IV of this Purchase Agreement (and indemnification obligations of the Parties therefore), until one (1) year after the Closing Date; provided, however, that (A) the Fundamental Representations of the Parties shall survive the Closing until the lapse of the applicable statute of limitations and (B) the representations and warranties of Seller set forth in Section 3.12 shall survive until sixty (60) days following the expiration of the applicable statute of limitation (taking into account any extensions thereof);

(ii) in the case of covenants and indemnification obligations of the Parties, other than as set forth in clauses (iii) and (iv) of this Section 9.4, until one (1) year after the Closing Date, or otherwise in accordance with their terms;

(iii) in the case of the covenants set forth in Sections 5.3(e) and 5.3(i) and of the indemnification obligations set forth in Sections 9.1(a)(iii), 9.1(a)(iv), 9.1(b)(i)(C), 9.1(b)(i)(D), 9.1(b)(ii) and 9.1(b)(iii), until the lapse of the applicable statute of limitations; and

(iv) in the case of covenants set forth in Article X, until sixty (60) days following the expiration of the applicable statute of limitations (taking into account any extensions thereof).

(b) Notwithstanding the foregoing, in the event a claim for indemnification is made in accordance with the provisions hereof on or before the expiration of the applicable survival period for the provision under which such claim is made, the obligations of the Indemnifying Party shall continue as to such claim until it has been finally resolved.

ARTICLE X

TAXES AND CHARGES

10.1 Transfer Taxes. If and to the extent that any transfer, excise, stamp, sales, use or other similar Taxes are or become due and payable in connection with the transfer of the Purchased Assets pursuant to this Purchase Agreement, any such Taxes shall be paid by Buyer. Buyer and shall also pay of any fees for recording any instruments of conveyance relating to transfer of the Purchased Assets. Seller and Buyer shall use commercially reasonable efforts to assist and cooperate with each other in connection with establishing the applicability of any exemption from any transfer taxes.

10.2 Allocation of Taxes.

(a) Seller shall pay or cause to be paid, directly to the taxing authority, all ad valorem or similar real and personal property taxes assessed on the Purchased Assets, as applicable (“Real and Personal Property Taxes”), with respect to all periods before the fiscal Tax year during which the Closing occurs (the “Current Tax Year”). Buyer shall pay or cause to be paid directly to the taxing authority all Real and Personal Property Taxes assessed with respect to any period after the Current Tax Year. Seller agrees to indemnify and hold Buyer harmless for all Taxes arising out of, accruing, incident, relating to, or in connection with Seller or Seller’s Affiliates’ failure to pay Taxes attributable or allocable to the Purchased Assets (excluding any sales or transfer Taxes to the extent arising from the sale and purchase of the Purchased Assets allocable to Buyer under allocable to Buyer under Section 10.1).

(b) The Parties shall each pay a share of any Real and Personal Property Taxes for the Current Tax Year as follows: each Party’s share of such taxes shall be the fraction of the total number of days in such fiscal tax year that such Party owned the Purchased Assets, as applicable with, for the avoidance of doubt, Buyer treated as owning the Purchased Assets on and after the Closing Date.

(c) The amount payable by Buyer to Seller under Section 2.2(b) shall be (i) decreased by an amount equal to Seller’s estimated share of Real and Personal Property Taxes with respect to the Current Tax Year and (ii) increased by any Real and Personal Property Taxes with respect to the Current Tax Year paid by Seller to the appropriate Governmental Authority prior to Closing. All Tax bills received after Closing will be paid by Buyer directly to the taxing authorities prior to any delinquency date. Any Tax bills received by Seller shall be promptly forwarded to Buyer for payment. Within thirty (30) days after receiving all Tax bills related to the current Tax year, Buyer shall determine the total amount of actual Taxes paid directly to taxing authorities by both Buyer and Seller and shall calculate Seller’s share according to this Section 10.2. If Seller’s actual share of Taxes exceeds the Seller’s estimated share of current year Taxes calculated at Closing, then Buyer shall bill Seller for the underpayment. If Seller’s actual share of Taxes is less than the Seller’s estimated share of current year Taxes calculated at Closing, then Buyer shall pay Seller for the overpayment.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1 Damages. Notwithstanding anything herein to the contrary, in no event shall a Party be liable to the other Party for consequential, incidental, exemplary, special, indirect or punitive damages (including lost profits, loss of production, diminution in value or other damages attributable to business interruption) arising under or in connection with this Purchase Agreement provided that the exclusion of consequential, incidental, indirect, special or punitive damages as shall not apply to any such types of damages sought by Third Parties against an Indemnified Party in connection with Losses that may be indemnified pursuant to Article IX.

11.2 Amendment and Modification. Subject to Applicable Law, this Purchase Agreement may only be amended, modified and supplemented by written agreement of the Parties to this Purchase Agreement.

11.3 Waiver of Compliance. Any failure of Seller, on the one hand, or Buyer, on the other hand, to comply with an obligation, covenant, agreement or condition contained in this Purchase Agreement must be expressly waived in writing by the non-failing Party, but such waiver or failure to insist upon strict compliance shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

11.4 Notices. All notices, requests, demands and other communications required or permitted under this Purchase Agreement shall be in writing and shall be (i) delivered personally, (ii) sent by documented overnight delivery service, (iii) sent by facsimile or (iv) sent by first class mail, postage prepaid (certified or registered mail, return receipt requested). Such notice shall be deemed to have been duly given (A) on the date of the delivery, if delivered personally, (B) on the Business Day after dispatch by documented overnight delivery service, if sent in such manner, (C) on the date of electronic transmission, if so transmitted on a Business Day during normal business hours, and otherwise on the next Business Day, or (D) on the fifth (5th) Business Day after sent for first class mail, postage prepaid, if sent in such manner:

(a)	If to Seller, to:

Cummins Terminals, Inc.

901 North Roan Street

Johnson City, TN 37601

Attn: Jeffrey H. Benedict

Telephone No.: (423) 434-4219

Facsimile No.: (423) 434-4222

With copies to:

Woolf, McClane, Bright, Allen & Carpenter, PLLC

900 Riverview Tower, 900 S. Gay Street

Knoxville, Tennessee 37902-1810

Attn: Dennis R. McClane

Telephone No.: (865) 215-1000

Facsimile No.: (865) 215-1015

(b)	If to Buyer, to:

PBF Logistics Products Terminals LLC

c/o PBF Logistics LP

One Sylvan Way, 2nd Fl.

Parsippany, NJ 07054

Attn.: Jim Fedena, Senior Vice President, Logistics

Telephone No.: 973-455-7500

Facsimile No.:

With a copy to:

PBF Logistics Products Terminals LLC

c/o PBF Logistics GP LLC

One Sylvan Way, 2nd Fl.

Parsippany, NJ 07054

Attn.: Trecia Canty, Senior Vice President, General Counsel

Telephone No.: 973-455-7500

Facsimile No.:

Any Party may change the address to which notices, requests, demands, and other communications under this Purchase Agreement are to be delivered by giving the other Party notice in accordance with this Section 11.4.

11.5 Assignment. This Purchase Agreement and all of the provisions of this Purchase Agreement shall be binding upon and inure to the benefit of the Parties to this Purchase Agreement and their respective successors and permitted assigns, but neither this Purchase Agreement nor any of the rights, interests or obligations under this Purchase Agreement shall be assigned (by operation of law or otherwise) by either of the Parties hereto without the prior written consent of the other Party. Assignment shall not relieve the assignor of liability hereunder. The assigning Party shall pay any and all transfer taxes due as a result of any such assignment made by such Party.

11.6 No Third Party Beneficiaries. Except as provided in Article IX, this Purchase Agreement is solely for the benefit of Seller and Buyer and their respective successors and assigns, and nothing in this Purchase Agreement shall confer any rights upon any other Person. For the avoidance of doubt, there will be no Third Party beneficiaries under this Purchase Agreement for breaches of Section 5.3(d).

11.7 Governing Law. THIS PURCHASE AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, EXCLUDING ANY CHOICE OF LAW RULES WHICH MAY DIRECT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION; PROVIDED THAT THE VALIDITY AND ENFORCEABILITY OF ALL CONVEYANCE DOCUMENTS OR INSTRUMENTS EXECUTED AND DELIVERED PURSUANT TO THIS PURCHASE AGREEMENT INSOFAR AS THEY AFFECT TITLE TO REAL PROPERTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE JURISDICTION IN WHICH SUCH PROPERTY IS LOCATED.

11.8 Consent to Jurisdiction; Waiver of Jury Trial. Each of Seller and Buyer (a) irrevocably submits to the exclusive jurisdiction of any Tennessee state court or United States District Court sitting in the Eastern District of Tennessee, and (b) irrevocably waives any objection that it may now or hereafter have to the laying of venue in such forums and agrees not to plead or claim that any action in such forums would be inconvenient. Each of Seller and

Buyer hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any action, proceeding or counterclaim arising out of or relating to this Purchase Agreement or the transactions contemplated hereby or the actions of any Party in the negotiation, administration, performance and enforcement of this Agreement.

11.9 Counterparts. This Purchase Agreement may be executed in one or more counterparts (including by means of facsimile or a portable document format (*.pdf)), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.10 Exhibits and Headings; Schedules.

(a) The headings contained in this Purchase Agreement are inserted for convenience only, do not constitute a part of this Purchase Agreement, and are in no way to be construed as a limitation on the scope of particular sections to which they refer.

(b) The representations and warranties contained in Article III and Article IV of this Purchase Agreement are qualified by the Schedules. The inclusion of any information in any Schedule shall not be deemed to be an admission or acknowledgment by Transferor, in and of itself, that such information has had or would have a Material Adverse Effect, is material for purposes of this Purchase Agreement or outside the Ordinary Course of the Business. Capitalized terms used in the Schedules and not otherwise defined therein have the meanings given to them in this Purchase Agreement. The Schedules have been arranged for purposes of convenience in separately titled sections corresponding to the sections of Article III and Article IV; provided that each section of the Schedules shall be deemed to incorporate by reference all information disclosed in any other section of the Schedules where (i) an express reference thereto is made or (ii) the information on the face of such disclosure is sufficient to alert a reasonable Person of its applicability to the other Schedule.

11.11 Entire Agreement. This Purchase Agreement (including the Exhibits, Schedules, and the Ancillary Agreements and other documents referred to herein, which form a part of this Purchase Agreement) embodies the entire agreement and understanding of the Parties in respect of the subject matter contained herein and therein and supersedes all prior agreements and understandings between the Parties with respect to such subject matter. There are no restrictions, promises, warranties, covenants or undertakings with respect to the transactions contemplated hereby and thereby, other than those expressly set forth or referred to in this Purchase Agreement.

11.12 Representation by Counsel; No Strict Construction. Buyer and Seller acknowledge that each of them has been represented by counsel in connection with the negotiation of this Purchase Agreement and the transactions contemplated hereby and that the language used in this Purchase Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent. Without limiting the foregoing, Buyer agrees to pay the reasonable fees and expenses of Seller for one counsel to review this Purchase Agreement on behalf of Seller solely from the standpoint of its being governed by the law of the State of New York, which counsel and the amount of such counsel’s fees and expenses subject to the prior written approval of Seller, such approval not be unreasonably withheld, conditioned or delayed. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Purchase Agreement against the Party that drafted it has no application and is expressly waived.

11.13 Severability. Whenever possible, each provision or part thereof of this Purchase Agreement shall be interpreted in such manner as to be valid and effective under Applicable Law, but if any provision or part thereof of this Purchase Agreement or the application of any such provision or part thereof to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or part thereof.

11.14 Time of Essence. With regard to all rights and obligations of the Parties and all dates and time periods set forth or referred to in this Purchase Agreement, time is of the essence.

11.15 Like-Kind Exchange. Seller may, at its sole option, assign or transfer any or all of its rights hereunder to any qualified intermediary in order to complete an exchange of like-kind property under Section 1031 of the Internal Revenue Code of 1986, as amended (the “Code”), and, at the request of Seller, Buyer shall execute such agreements and other documents, and take such actions, as Seller may reasonably request that are necessary to complete and otherwise effectuate Seller’s exchange of properties in accordance with said Section 1031 and the regulations thereunder. Each of Buyer and Seller shall remain responsible for the performance of all of its respective obligations hereunder and Buyer shall not incur any unreimbursed third party costs, expenses, fees or liabilities as a result of or connected with the exchange.

11.16 Press Releases and Public Announcements. The Parties shall not (and shall cause their Affiliates not to) issue any press release or make any public announcement relating to the subject matter of this Purchase Agreement unless such Party has first consulted with the other Party and obtained the other Party’s prior written approval of the text thereof, which approval shall not be unreasonably withheld; provided, however, that a Party may make any public disclosure it believes in good faith is required by Applicable Law or any listing or trading agreement concerning its publicly traded securities or as may be necessary or appropriate in connection with customary presentations, meetings and conference calls with investors and analysts (in which case the disclosing Party will use its commercially reasonable efforts to allow the other Party reasonable time to review and comment on the text of the proposed disclosure prior to making such disclosure).

11.17 Acknowledgement of Parties; Conspicuousness. EACH OF THE PARTIES SPECIFICALLY ACKNOWLEDGES AND AGREES (A) THAT IT HAS A DUTY TO READ THIS PURCHASE AGREEMENT AND THAT IT IS CHARGED WITH NOTICE AND KNOWLEDGE OF THE TERMS HEREOF, AND (B) THAT IT HAS IN FACT READ THIS PURCHASE AGREEMENT AND IS FULLY INFORMED AND HAS FULL NOTICE AND KNOWLEDGE OF THE TERMS, CONDITIONS AND EFFECTS OF THIS PURCHASE AGREEMENT. EACH PARTY FURTHER AGREES THAT TT WILL NOT CONTEST THE VALIDITY OR ENFORCEABILITY OF ANY SUCH PROVISIONS OF THIS PURCHASE AGREEMENT ON THE BASIS THAT THE PARTY HAD NO NOTICE OR KNOWLEDGE OF SUCH PROVISIONS OR THAT SUCH PROVISIONS ARE NOT “CONSPICUOUS”.

11.18 Dispute Resolution.

(a) Unless this Purchase Agreement expressly provides for a different dispute resolution process with respect to a particular dispute, this Section 11.18 shall apply to any dispute arising under or in connection with this Purchase Agreement or the breach, termination, interpretation or invalidity thereof (whether arising in contract, tort or otherwise, and whether arising at law or in equity) (a “Dispute”).

(b) All Disputes shall first be referred to senior executives of the Parties designated for such purpose (each, a “Designated Executive”). Such referral shall toll the applicable statute of limitations.

(c) If the Designated Executives fail to settle such dispute within thirty (30) days after it is referred to them, either of the Parties may refer the matter to arbitration before a panel of three (3) neutral arbitrators, with one arbitrator to be selected by each Party and the final arbitrator shall be selected by the two (2) other arbitrators. The arbitration will be held in Nashville, Tennessee, under the Rules of Arbitration of the American Arbitration Association. The arbitration shall be held in the English language. All arbitrators shall have experience resolving commercial disputes in the petroleum industry and shall have experience resolving disputes reasonably similar to the dispute they are called upon to resolve. The arbitration panel’s decision shall be in writing and shall be supported by detailed findings of fact and conclusions of law. The arbitration decision shall be final and binding on all Parties thereto, except that the arbitration panel shall have no power to render a decision that contains clearly erroneous findings of fact or law. With the exception of any decision that contains clearly erroneous findings of fact or law, all costs and expenses of such arbitration shall be borne in the manner determined by the panel; provided, that, unless otherwise expressly provided in this Purchase Agreement, if the amount in dispute is reasonably estimated to exceed one million dollars ($1,000,000), the arbitration provisions of this Section 11.18(c) shall not apply, and the Parties may pursue any remedies not otherwise prohibited by this Purchase Agreement.

(d) It is the intent of the Parties that the matters agreed upon to be arbitrated be decided as set forth herein and they shall not seek to have this Section 11.18 rendered unenforceable or to have such matter decided in any other way.

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SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Purchase Agreement to be executed by their respective, duly authorized representatives as of the day and year first written above.

SELLER:

/s/ Debra Manis	CUMMINS TERMINALS, INC.
Attest:
	By:	/s/ Jeffrey Benedict
Name: Jeffrey Benedict
Title: President

BUYER:

PBF LOGISTICS PRODUCTS
/s/ Arthur G. Warden, III	TERMINALS LLC
Attest:
	By:	/s/ James Fedena
Name: James Fedena
Title: Senior Vice President, Logistics

Signature Page to Asset Purchase Agreement